AURORA CANNABIS INC.

Consolidated Financial Statements

For the year ended March 31, 2024 and nine months ended March 31, 2023
(in Canadian Dollars)

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

The Board of Directors is primarily composed of Independent Directors and the Audit Committee is entirely composed of Independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent registered public accounting firm, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

June 19, 2024

/s/ Miguel Martin	/s/ Simona King
Miguel Martin Chief Executive Officer	Simona King Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of March 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2024 and the nine months ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and its financial performance and its cash flows for the year ended March 31, 2024 and the nine months ended March 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 19, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets in the European cannabis cash generating unit

As discussed in Note 14 to the consolidated financial statements, the intangible assets balance was $40,850 thousand as of March 31, 2024. The Company conducts an impairment test annually, and whenever events or circumstances make it more likely than not that an impairment may have occurred. The recoverable amount of the European Cannabis cash generating unit (CGU) to which intangible assets are allocated was determined based on the fair value less costs of disposal method. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. For the year ended March 31, 2024, no impairment was recognized for the European Cannabis CGU.

We identified the evaluation of the fair value less costs of disposal of the intangible assets in the European Cannabis CGU as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the fair value less costs of disposal. The significant assumptions used in the valuation model were the forecasted revenues and the discount rate. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the fair value less costs of disposal of the intangible assets. Additionally, the judgment associated with the discount rate assumption required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue forecast to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s forecasted revenues for the intangible assets attributable to the European Cannabis CGU by comparing the growth assumptions to historical actual results of the Company and publicly available external industry growth rates. We performed sensitivity analyses over forecasted revenues to assess their impact on the determination of the fair value less costs of disposal. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used in the impairment analysis by comparing it to a discount rate that was independently developed using publicly available market data for comparable entities.

Valuation of goodwill in the Plant Propagation cash generating unit

As discussed in Note 14 to the consolidated financial statements, the total goodwill balance was $43,180 thousand as of March 31, 2024. The Company conducts an impairment test annually, and whenever events or circumstances make it more likely than not that an impairment may have occurred. The recoverable amount of the Plant Propagation cash generating unit (CGU) to which goodwill is allocated was determined based on the fair value less costs of disposal method. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. For the year ended March 31, 2024, no impairment was recognized for the Plant Propagation CGU.

We identified the evaluation of the fair value less costs of disposal of the goodwill in the Plant Propagation CGU as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the fair value less costs of disposal. The significant assumptions used in the valuation model were forecasted revenues, gross margin, and the discount rate. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the fair value less costs of disposal of the Plant Propagation CGU. Additionally, the judgment associated with the discount rate assumption required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue and gross margin forecasts to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s forecasted revenues and gross margin for the Plant Propagation CGU by comparing the growth assumptions to historical actual results. We compared the forecasted revenues to customer sales orders received subsequent to the year-end and to external market data. We performed sensitivity analyses over forecasted revenues and gross margins to assess their impact on the determination of the fair value less costs of disposal. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used in the impairment analysis by comparing it to a discount rate that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP
Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Vancouver, Canada
June 19, 2024

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s (the Company) internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2024 and the nine months ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 19, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:

Process Level Control Activities: The Company did not consistently execute and document sufficiently precise management review controls over key assumptions, estimates and period cut-off controls over payable accruals, as well as controls over review of data inputs, completeness of data entry, and the accuracy of mathematical formulas within spreadsheets. This deficiency impacts property, plant & equipment, biological assets and inventory, goodwill and impairment, purchase price accounting, accounts payable, and financial statement close processes.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business component and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including manual journal entries, treasury and cash management, payroll, production and inventory, revenue and receivables, and financial reporting processes.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Indica Industries Pty Ltd. during 2024, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, Indica Industries Pty Ltd.’s internal control over financial reporting associated with total current assets of $28,153 thousand, total non-current assets of $14,796 thousand, total current liabilities of $2,572 thousand, total non-current liabilities of $247 thousand, total revenue of $2,574 thousand and net loss of $879 thousand included in the consolidated financial statements of the Company as of and for the year ended March 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Indica Industries Pty Ltd.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Management’s Assessment on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
June 19, 2024

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at March 31, 2024 and March 31, 2023
(Amounts reflected in thousands of Canadian dollars)

			Adjusted - 2(i)
	Note	March 31, 2024	March 31, 2023
		$	$
Assets
Current
Cash and cash equivalents		113,439	234,942
Restricted cash	22	65,782	65,900
Accounts receivable	4, 29(a)	45,411	41,345
Marketable securities	6(b)	4,036	—
Derivative assets		760	—
Biological assets	8	42,774	22,690
Inventory	9	143,602	106,132
Prepaids and other current assets		9,402	8,280
Assets held for sale	11(a)	1,399	638
		426,605	479,927

Property, plant and equipment	10	294,324	322,969
Derivative assets	7(b), 28	—	7,249
Deposits and other long-term assets		12,028	15,786
Lease receivable	29(a)	6,343	6,496
Intangible assets	14	40,850	59,680
Goodwill	14	43,180	18,715
Deferred tax assets	23	15,343	15,500
Total assets		838,673	926,322

Liabilities
Current
Accounts payable and accrued liabilities	29(b)	58,563	71,257
Income taxes payable	29(b)	1,547	161
Deferred revenue		1,687	1,739
Convertible debentures	15	—	132,571
Loans and borrowings	16	52,361	9,571
Lease liabilities	17	4,856	5,413
Provisions	3	5,606	4,453
Other current liabilities	5	—	12,572
		124,620	237,737

Loans and borrowings	16	4,898	36,163
Lease liabilities	17	42,676	43,804
Derivative liabilities	18(c), 19(e), 28	2,309	9,634
Contingent consideration payable	28, 29(b)	—	12,487
Other long-term liability	28	46,110	48,047
Deferred tax liability	23	16,190	16,745
Total liabilities		236,803	404,617

Shareholders’ equity
Share capital	18	6,971,416	6,841,234
Reserves		162,351	154,040
Accumulated other comprehensive loss		(206,058)	(212,365)
Deficit		(6,367,936)	(6,292,265)
Total equity attributable to Aurora Cannabis Inc. shareholders		559,773	490,644
Non-controlling interests		42,097	31,061
Total equity		601,870	521,705
Total liabilities and equity		838,673	926,322
Nature of Operations (Note 1)
Commitments and Contingencies (Note 25)
Subsequent Event (Note 31)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Loss and Comprehensive Loss
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

			Adjusted - 2(i)
		Year ended March 31,	Nine months ended March 31,
	Note	2024	2023(1)
		$	$
Revenue	26	299,824	195,305
Excise taxes	26	(29,543)	(21,617)
Net revenue		270,281	173,688

Cost of sales	9	192,668	146,840
Gross profit before fair value adjustments		77,613	26,848

Changes in fair value of inventory and biological assets sold	8, 9	80,741	57,671
Unrealized gain on changes in fair value of biological assets	8	(134,588)	(38,477)
Gross profit		131,460	7,654

Expense
General and administration		92,222	81,416
Sales and marketing		51,937	38,684
Acquisition costs		5,326	5,608
Research and development		3,572	3,780
Depreciation and amortization	10, 14	12,139	14,511
Share-based compensation	19	12,717	10,764
		177,913	154,763

Loss from operations		(46,453)	(147,109)

Other income (expenses)
Legal settlement and contract termination fees		(1,818)	(2,644)
Interest and other income		12,813	14,252
Finance and other costs		(14,186)	(29,535)
Foreign exchange gain (loss)		(436)	7,773
Other gains (losses)	21	29,089	(4,942)
Restructuring charges		(1,508)	(325)
Impairment of property, plant and equipment	10, 11(a)	(4,244)	(14,069)
Impairment of investment in associates		—	(1,240)
Impairment of intangible assets and goodwill	14	(32,856)	(20,573)
		(13,146)	(51,303)

Loss before taxes		(59,599)	(198,412)

Income tax (expense) recovery
Current		(1,109)	(3,167)
Deferred, net		1,663	18,351
		554	15,184

Net loss from continuing operations		(59,045)	(183,228)
Net loss from discontinued operations, net of tax	11(b)	(10,281)	(21,910)

Net loss		(69,326)	(205,138)

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 11(b).

AURORA CANNABIS INC.
Consolidated Statements of Loss and Comprehensive Loss
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

			Adjusted - 2(i)
		Year ended March 31,	Nine months ended March 31,
	Note	2024	2023(1)
		$	$
Net loss from continuing operations		(59,045)	(183,228)
Net loss from discontinued operations, net of tax	11(b)	(10,281)	(21,910)
Net loss		(69,326)	(205,138)
Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities		—	(1,205)
		—	(1,205)

Other comprehensive income (loss) that may be reclassified to net loss
Realized gain on marketable securities		4,733	—
Foreign currency translation gain		1,574	561
Total other comprehensive (gain) loss		6,307	(644)

Comprehensive loss from continuing operations		(60,316)	(183,872)
Comprehensive loss from discontinued operations		(2,703)	(21,910)
Comprehensive loss		(63,019)	(205,782)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(55,301)	(175,930)
Non-controlling interests	13	(3,744)	(7,298)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	11(b)	(10,281)	(21,910)
Non-controlling interests		—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(59,275)	(198,484)
Non-controlling interests		(3,744)	(7,298)

Loss per share - basic and diluted
Continuing operations	20	($1.28)	($5.45)
Discontinued operations	20	($0.24)	($0.68)
Total operations	20	($1.52)	($6.13)

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 11(b).

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended March 31, 2024
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit(2)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		34,526,931	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,292,265)	31,061	521,705
Shares issued for business combinations	18(b)	6,948,994	32,915	—	—	—	—	3,567	3,567	—	—	—	—	—	—	—	36,482
Shares released for earn out payment related to business combination	18(b)	57,008	353	—	—	—	—	—	—	—	—	—	—	—	—	—	353
Shares issued to repurchase convertible debentures	15, 18(b)	7,259,329	54,680	—	—	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued through equity financing	18(a)	5,576,785	41,098	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	40,684
Share issuance costs		—	(3,215)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,215)
Deferred tax on transaction costs		—	(1,278)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,278)
Share issued under RSU, PSU and DSU plans	18(b)	176,725	5,629	(5,629)	—	—	—	—	(5,629)	—	—	—	—	—	—	—	—
Share-based compensation	19	—	—	10,787	—	—	—	—	10,787	—	—	—	—	—	—	—	10,787
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	2,119	—	2,119
Change in ownership interests in net assets	10, 11(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,208)	14,780	2,572
Comprehensive loss for the year		—	—	—	—	—	—	—	—	4,733	—	—	1,574	6,307	(65,582)	(3,744)	(63,019)
Reverse stock split adjustment		25	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance, March 31, 2024		54,545,797	6,971,416	217,498	27,667	419	(86,800)	3,567	162,351	(209,866)	18,919	208	(15,319)	(206,058)	(6,367,936)	42,097	601,870
(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.
(2) As described under Note 2(i), certain prior period amounts have been adjusted.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit(2)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2022		29,777,224	6,754,626	206,244	37,350	419	(86,800)	—	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,034,864)	511	665,765
Shares issued in business combinations		261,500	9,683	—	(9,683)	—	—	—	(9,683)	—	—	—	—	—	—	—	—
Shares issued through equity financing		4,455,125	75,154	—	—	—	—	414	414	—	—	—	—	—	—	—	75,568
Share issuance costs		—	(2,381)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,381)
Deferred tax on transaction costs		—	(516)	—	—	—	—		—	—	—	—	—	—	—	—	(516)
Share issued under RSU, PSU and DSU plans		33,082	4,668	(4,668)	—	—	—	—	(4,668)	—	—	—	—	—	—	—	—
Share-based compensation	19	—	—	10,764	—	—	—	—	10,764	—	—	—	—	—	—	—	10,764
NCI Contribution	13	—	—	—	—	—	—		—	—	—	—	—	—	—	25,925	25,925
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(47,638)	—	(47,638)
Change in ownership interests in net assets		—	—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	—	(1,205)	—	—	561	(644)	(197,840)	(7,298)	(205,782)
Balance, March 31, 2023		34,526,931	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,292,265)	31,061	521,705
(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.
(2) As described under Note 2(i), certain prior period amounts have been adjusted.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars)

			Adjusted - 2(i)
		Year ended March 31,	Nine months ended March 31,
	Note	2024	2023(1)
		$	$
Operating activities
Net loss from continuing operations		(59,045)	(183,228)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	8	(134,588)	(38,477)
Changes in fair value of inventory and biological assets sold	9	80,741	57,671
Depreciation of property, plant and equipment	10	32,170	30,942
Amortization of intangible assets	14	901	693
Share-based compensation	19	12,717	10,764
Impairment of property, plant and equipment	10, 11(a)	4,244	14,069
Impairment of investment in associates		—	1,240
Impairment of intangible assets and goodwill	14	32,856	20,573
Net interest accrual and accretion	15	8,323	15,788
Interest and other income		(33)	(170)
Deferred tax recovery		(1,667)	(18,351)
Other (gains) losses	21	(29,091)	4,709
Foreign exchange (gain) loss		105	(1,277)
Deferred compensation amortization	24	3,807	1,903
Cash used by operating activities before changes in non-cash working capital and discontinued operations		(48,560)	(83,151)
Changes in non-cash working capital	22	(15,627)	(24,836)
Net cash used in operating activities from discontinued operations		(4,321)	(7,818)
Net cash used in operating activities		(68,508)	(115,805)

Investing activities
Proceeds from derivative asset and marketable securities		4,993	3,362
Purchase of property, plant and equipment and intangible assets	10	(16,956)	(9,327)
Proceeds from disposal of property, plant and equipment and assets held for sale	11(a)	12,276	20,253
Acquisition of businesses, net of cash acquired		(2,539)	(38,790)
Payment of contingent consideration	28	(3,006)	—
Net cash used in investing activities from discontinued operations		(255)	(2,805)
Net cash used in investing activities		(5,487)	(27,307)

Financing activities
Proceeds from loans and borrowings	16	14,544	7,242
Repayment of loans and borrowings	16	(3,042)	(3,053)
Repayment of convertible debenture	15	(91,635)	(128,706)
Net payments of principal portion of lease liabilities	17	(5,627)	(5,025)
Shares issued for cash, net of issuance costs		37,926	73,187
Net cash used in financing activities from discontinued operations		(89)	(123)
Net cash used in financing activities		(47,923)	(56,478)
Effect of foreign exchange on cash and cash equivalents		297	11,654
Decrease in cash and cash equivalents		(121,621)	(187,936)
Increase (decrease) in restricted cash	22	118	(14,929)
Cash and cash equivalents, beginning of period		234,942	437,807
Cash and cash equivalents, end of period		113,439	234,942
Supplemental cash flow information (Note 22)
The accompanying notes are an integral part of these Consolidated Financial Statements.

(1) Comparative information has been adjusted due to discontinued operations see Note 11(b).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

Note 2    Material Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Material accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes change in accounting policies, new accounting standards adopted during the current year and upcoming accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include, biological assets (Note 8), inventory (Note 9), impairment of nonfinancial assets (Note 9, 10, and 14), business combinations (Note 12), share-based compensation (Note 19), deferred taxes (Note 23), segmented information (Note 27) and the fair value of financial instruments, including put options (Note 28).

(a)    Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

On February 20, 2024, the Company completed a one-to-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 545,457,970 to 54,545,797. Shares reserved under the Company’s equity, warrants, and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on June 19, 2024.

The consolidated financial statements have been prepared on the historical cost basis, with the exception of financial instruments and biological assets, which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. In February 2023, the Company changed its reporting year end from June 30 to March 31. Accordingly, the current period is for the twelve months ended March 31, 2024, whereas the comparative period is for the nine months ended March 31, 2023. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except where noted.

(b)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the year ended March 31, 2024 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the consolidated statements of loss and comprehensive loss for the current and comparative periods. Refer to Note 11(b) Discontinued Operations.

(d)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

(e)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash.

(f)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

(g)    Adoption of New Accounting Pronouncements

IAS 1 - Presentation of Financial Statements

The amendments clarify that entities should disclosure material accounting policies instead of significant accounting policies. The amendments explain how to identify material accounting policies. An accounting policy is material if it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The Company has reviewed its accounting policies and has included those which were considered to be material.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. However, the Company has a wholly owned captive insurance entity that is required to adopt this standard when reporting on a standalone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s consolidated financial statements.

(h) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company will make this assessment as required at the end of each reporting date.

(i) Revisions of Previously Issued Financial Statements

During the year ended March 31, 2024, the Company identified a non-material error in accounts payable and accrued liabilities, specifically relating to the goods received not invoiced accrual, whereby the account was not relieved in prior periods on a consistent basis when invoices were received and recorded in accounts payable. The Company believes that these errors are not material to any of the Company’s previously-issued financial statements based on an analysis of quantitative and qualitative factors. However, correcting the errors in 2024 would be material to the Company’s consolidated financial statements for the year ended March 31, 2024. Accordingly, the Company has concluded that an amendment of previously-filed periodic reports is not required. Rather, the Company made revisions to the historical periods in the Company’s Annual Report for the fiscal year ended March 31, 2024, and to the historical periods that will be presented in the Company's prospective filings. The Company has revised the opening deficit and corrected the error by revising the prior period information in these consolidated financial statements.

The following is the revision to the ending deficit for the year ended June 30, 2022:

	June 30, 2022 As previously reported	Adjustments	June 30, 2022 Adjusted
Consolidated Statements of Financial Position
June 30, 2022
Deficit	(6,038,275)	3,411	(6,034,864)

The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended March 31, 2023:

	March 31, 2023 As previously reported	Adjustments	March 31, 2023 Adjusted
Consolidated Statements of Financial Position
March 31, 2023
Accounts payable and accrued liabilities	75,825	(4,568)	71,257
Deficit	(6,296,833)	4,568	(6,292,265)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Nine months ended March 31, 2023 As previously reported(1)	Adjustments	Nine months ended March 31, 2023 Adjusted
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
March 31, 2023
Cost of sales	150,835	(1,157)	149,678

Gross profit (loss) before fair value adjustments	24,133	1,157	25,290
Gross profit	775	1,157	1,932

Income before income taxes and discontinued operations	(221,532)	1,157	(220,375)
Net loss from continuing operations	(206,295)	1,157	(205,138)
Net loss from continuing operations attributable to Aurora shareholders	(198,997)	1,157	(197,840)
Comprehensive loss	(206,939)	1,157	(205,782)
Loss per share - basic and diluted(2)	$(6.17)	$0.04	$(6.13)
Continuing operations	$(5.49)	$0.04	$(5.45)
Discontinued operations	$(0.68)	$—	$(0.68)
(1) Amounts before impacts of discontinued operations (Note 11).
(2) As described under Note 2(a) in the Consolidated Financial Statements, comparative information has been adjusted due to 1:10 reverse stock split.

	Nine months ended March 31, 2023 As previously reported(1)	Adjustments	Nine months ended March 31, 2023 Adjusted
Consolidated Statements of Cash Flows
March 31, 2023
Net income (loss) from continuing operations	$(206,295)	$1,157	$(205,138)
Changes in non-cash working capital	$(25,116)	$(1,157)	$(26,273)
Net cash used in operating activities	$(115,821)	$—	$(115,821)
(1) Amounts before impacts of discontinued operations (Note 11).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Provisions

Accounting Policy

Restructuring Provision

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those individuals who are affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which reflect amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Loan Loss Provision

The loan loss provision originates from the operations of the insurance company incorporated by the Company, for self insurance related to properties. A loan loss provision is an estimate for known reported losses and loss expenses plus a provision for losses incurred but not reported. These amounts are based upon estimates or losses reported by loss adjusters plus an estimate for losses incurred but not reported in accordance with the recommendations of an independent actuary using the past experience of the Company and industry data, offset by actual claims paid. Changes in the loan loss provision are reflected in the consolidated statements of loss and comprehensive loss.

	Restructuring	Loan Loss Provision	Other	Total
	$	$	$
Balance, June 30, 2022	997	3,613	800	5,410
Remeasurement	513	832	8	1,353
Settlements	(1,510)	—	(800)	(2,310)
Balance, March 31, 2023	—	4,445	8	4,453
Remeasurement	—	1,153	—	1,153
Balance, March 31, 2024	—	5,598	8	5,606

Note 4    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses. Changes in the allowance for expected credit losses are recognized in the consolidated statements of loss and comprehensive loss. Accounts receivables are written off when they are deemed uncollectible.

	Notes	March 31, 2024	March 31, 2023
		$	$
Trade receivables, net (1)	29(a)	40,542	35,016
Sales taxes receivable		1,511	1,214
Lease receivable	29(a)	2,460	2,094
Government grant receivable	5	—	1,913
Other receivables, net (1) (2)		898	1,108
		45,411	41,345
(1)    Refer to (Note 29(a)) for credit risk loss provisions.
(2)    Includes interest receivable from the convertible debenture investments (Note 7).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5    Government Grant

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants related to income are recognized as other gains (losses) in the statements of net loss while government grants related to assets, including non-monetary grants at fair value, are recognized as a reduction of the related asset’s carrying amount.

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provided a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of declining revenue. The Company determined that it qualified for CEWS and received benefits from the government. A corresponding provision was established during the period in which the Company received the benefits to account for uncertainty with respect to eligibility of CEWS given that it was expeditiously rolled out in response to the COVID-19 pandemic.

As at March 31, 2024, nil (March 31, 2023 – $12.4 million) is recognized as other current liabilities on the consolidated statements of financial position. The provision of $12.4 million was reversed during the year ended March 31, 2024, as a result of a Canadian Revenue Agency audit of the CEWS benefits received with no proposed audit adjustments. The reversal of the provision is recorded to other gains (losses) in the consolidated statements of loss and comprehensive loss (Note 21).

During the year ended March 31, 2024, the Company received nil (nine months ended March 31, 2023 – $3.3 million) government grant related to the co-generation project at the Aurora River facility to offset the costs relating to capital expenditures that would have otherwise been capitalized as property, plant and equipment.

Note 6    Marketable Securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”), at the election of the Company. The designation of FVTOCI is made on an instrument by instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income and not through profit or loss on disposition.

As at March 31, 2024, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1
	Radient	CTT Pharmaceutical Holdings	High Tide	Total
Subsequent remeasurement policy	FVTOCI	FVTOCI	FVTPL
	Note 6(a)		Note 6(b)
	$	$	$	$
Balance, June 30, 2022	1,128	203	—	1,331
Disposals	—	(126)	—	(126)
Realized loss on changes in fair value	—	(77)	—	(77)
Unrealized loss on changes in fair value	(1,128)	—	—	(1,128)
Balance, March 31, 2023	—	—	—	—
Additions	—	—	5,025	5,025
Disposals	—	—	(2,179)	(2,179)
Unrealized gain on changes in fair value	—	—	1,190	1,190
Balance, March 31, 2024	—	—	4,036	4,036

(a)    Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSX Venture Exchange (“TSXV”) and is a commercial manufacturer of cannabis derivatives, formulations and products.

As of March 31, 2024, the Company held 37,643,431 shares in Radient (March 31, 2023 – 37,643,431) with a fair value of nil (March 31, 2023 – nil) resulting in an unrealized loss for the year ended March 31, 2024 of nil (nine months ended March 31, 2023 – $1.1 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis company and is publicly listed on the TSXV.

During the year ended March 31, 2024, the Company entered into a settlement agreement with High Tide to reduce the convertible debenture outstanding. The settlement included 2,491,496 High Tide common shares with an equivalent value of $5.0 million in High Tide common shares held in trust (Note 7). The Company sold 996,538 common shares for $2.2 million in net proceeds during the year.

The High Tide common shares are classified as marketable securities, initially measured at fair value with subsequent remeasurements of fair value recorded through profit and loss. Initially, due to trading restrictions and future release dates of the common shares received, the shares were designated as level 2 on the fair value hierarchy and measured using a Monte Carlo simulation model. As at March 31, 2024, with the trading restrictions satisfied, the fair value is determined based on observable inputs, namely the share price and is classified as level 1 on the fair value hierarchy.

Note 7 Derivatives and Convertible Debentures

Accounting Policy

Derivatives and debentures are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred. Refer to Note 28 for significant judgments in determining the fair value of derivative financial instruments.

At March 31, 2024, the Company held the following derivative and convertible debentures:

Financial asset hierarchy level	Level 2	Level 3	Level 2	Level 3
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	ACI	Investee-B	High Tide	Investee-C	Total
	Note 7(a)	Note 7(b)	Note 7(c)	Note 7(d)
Balance, June 30, 2022	1,418	13,961	8,442	2,462	26,283
Repayment	—	—	(748)	(2,490)	(3,238)
Unrealized loss on changes in fair value	(1,418)	—	(580)	—	(1,998)
Realized gain (loss) on changes in fair value	—	(14,506)	—	28	(14,478)
Foreign exchange	—	680	—	—	680
Balance, March 31, 2023	—	135	7,114	—	7,249
Repayment	—	(135)	(7,916)	—	(8,051)
Adjustments	—	—	100	—	100
Unrealized gain on changes in fair value	—	—	1,462	—	1,462
Balance, March 31, 2024	—	—	760	—	760
(a)    Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As at March 31, 2024, the Company holds the following restricted back-in right warrants:

(a)22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of March 31, 2024, the warrants remain un-exercisable.

As of March 31, 2024, the warrants had a fair value of nil (March 31, 2023 – nil). As a result, the Company recognized nil unrealized loss on the fair value during the year ended March 31, 2024 (nine months ended March 31, 2023 – $1.4 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    Investee-B

Investee-B is a private Canadian company that cultivates, manufactures, and distributes medical cannabis products in Jamaica. As of March 31, 2024, the Company holds a $13.5 million (U.S.$10.0 million) (March 31, 2023 – $13.5 million (U.S.$10.0 million)) convertible debenture in Investee-B that bears interest at 1.5% per annum, payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at U.S.$4.9585 at Aurora’s option until July 2, 2023. As part of the arrangement, Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

During the nine months ended March 31, 2023, in anticipation of a payment default, the Company renegotiated the payment terms of the convertible debenture agreement, which included forgiveness of $6.75 million (U.S.$5.0 million) and an extension to repay the remaining $6.75 million (U.S.$5.0 million) to June 30, 2025. Additionally, the conversion feature was removed. In consideration for the amendments, the Company received $0.3 million (U.S.$0.2 million) during the year ended March 31, 2024. As a result of these amendments, the Company determined there was a significant increase in credit risk and recognized credit losses equal to its fair value of $14.4 million (U.S.$10.6 million), including accrued interest in other expenses (income) on the consolidated statements of loss and comprehensive loss.

As of March 31, 2024, the convertible debenture had a fair value of nil (March 31, 2023 – nil). The Company recognized unrealized loss of nil during the year ended March 31, 2024 (nine months ended March 31, 2023 – nil).

(c) High Tide Inc. (“High Tide”)

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement in the amount of $10.0 million. Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bears no interest, is convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and matures on January 1, 2025. The Company entered into a debt restructuring agreement on July 23, 2020 whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

The conversion of the July 2020 Debenture was subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

During the year ended March 31, 2024, the Company entered into a settlement agreement with High Tide to reduce the convertible debenture outstanding including interest of $10.8 million. The settlement included a cash payment of $2.8 million, set offs of $1.9 million arising from payables due from the Company to High Tide for certain agreed upon services and the equivalent value of $5.0 million in High Tide common shares held in trust (Note 6), to be released on certain future dates. As at March 31, 2024, the remaining July 2020 convertible debentures had a fair value of $0.8 million (March 31, 2023 – $7.1 million), resulting in an unrealized gain of $1.5 million for the year ended March 31, 2024 (March 31, 2023 – loss $1.5 million) net of $7.9 million in repayments (March 31, 2023 – $0.5 million). The remaining balance will be settled through the provision of services. The convertible debenture is classified as a derivative asset on the consolidated statements of financial position and is remeasured at fair value through profit and loss.

The fair value of the convertible debentures was estimated using the FINCAD model with the following assumptions: share price of $0.18 (March 31, 2023 – $0.12); credit spread of 12.17% (March 31, 2023 – 12.5%); dividend yield of 0% (March 31, 2023 – 0%); stock price volatility of 63.0% (March 31, 2023 – 69%) and an expected life of 0.76 years (March 31, 2023 – 1.76 years).

(d)    Investee-C

Investee-C is a privately held Licensed Producer, based in Ontario, focused on growing premium craft cannabis in Canada.

On May 19, 2021, the Company invested $2.5 million in a secured convertible debenture that matures on October 31, 2022. The debenture bears interest at 8% per annum on the outstanding principal with the first interest payable quarterly in arrears beginning September 30, 2021. The debenture is convertible into common shares of Investee-C at a 15% discount to, the first to occur of: (i) the consideration received by a holder of Investee-C common shares pursuant to a change of control, or (ii) the issuance price of Investee-C common shares pursuant to a public offering.

On October 31, 2022, the Company entered into a Termination Agreement, whereby Investee-C agreed to repay the remaining balance on the convertible debentures. The Company received net proceeds of $2.5 million, inclusive of accrued interest and net of amounts owed by the Company, in consideration for releasing the security.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Biological Assets

Accounting Policy

The Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest. The Company cultivates cannabis and propagation plants biological assets. For cannabis plants, the stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. Propagation plants are comprised solely of plants from the Bevo business, and are sold as living plants to customers and therefore not harvested into inventory. For propagation plants, the stage of completion is determined based on the propagation date, the promised date, and the period-end reporting date.

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of cannabis biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to cannabis biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.
The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of propagation plants biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Selling price per plant	Represents selling price per plant, which is based on committed purchase plans or approximate future selling price.	If selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to propagation plants biological assets based on a rolling gross margin rate and includes all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of biological assets:

	March 31, 2024	March 31, 2023
	$	$
Indoor cannabis production facilities	21,522	8,428
Plant propagation production facilities	21,252	14,262
	42,774	22,690

The changes in the carrying value of biological assets during the period are as follows:

	March 31, 2024	March 31, 2023
	$	$
Balance, beginning of period	22,690	23,827
Production costs capitalized	85,766	71,326
Biological assets acquired through business combinations (Note 12)	—	4,470
Sale of biological assets	(39,218)	(18,645)
Impairment related to discontinued operations	(1,126)	—
Foreign currency translation	(3)	(234)
Changes in fair value less cost to sell due to biological transformation	134,588	34,129
Transferred to inventory upon harvest	(159,923)	(92,183)
Balance, end of period	42,774	22,690

During the year ended March 31, 2024, biological assets expensed to cost of goods sold of $39.2 million (nine months ended March 31, 2023 – $18.1 million) included $8.1 million (nine months ended March 31, 2023 – $3.5 million) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023
Average selling price per gram	$4.88	$4.42	Increase or decrease of $1.00 per gram	$5,490	$3,360
Weighted average yield (grams per plant)	68.61	38.80	Increase or decrease by 5 grams per plant	$1,538	$1,438
Weighted average effective yield	100%	91%	Increase or decrease by 5%	$1,057	$395
Cost per gram to complete production	$0.99	$1.65	Increase or decrease of $1.00 per gram	$5,619	$3,427

As of March 31, 2024, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.76 per gram (March 31, 2023 – $2.43 per gram).

During the year ended March 31, 2024, the Company’s indoor cannabis biological assets produced 44,096 kilograms of dried cannabis, (nine months ended March 31, 2023 – 40,707 kilograms).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023
Average selling price per floral/bedding plant	$7.77	$7.58	Increase or decrease by 10%	$2,360	$1,682
Average stage of completion in the production process	59%	56%	Increase or decrease by 10%	$3,464	$2,295

As of March 31, 2024, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.87 per plant (March 31, 2023 – $2.35).

c) Outdoor cannabis production facilities

As at March 31, 2024, the Company did not have any outdoor cannabis plants included in biological assets.

During the year ended March 31, 2024, the Company’s outdoor cannabis biological assets produced 14,683 kilograms (nine months ended March 31, 2023 – 16,314) of fresh frozen weight of cannabis.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net realizable value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the consolidated statements of loss and comprehensive loss.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of the average selling price per gram, inventory spoilage, inventory excess, age and damage.

The following is a breakdown of inventory:

	March 31, 2024			March 31, 2023
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	25,977	32,519	58,496	30,936	14,756	45,692
Finished goods	34,871	10,782	45,653	13,518	1,777	15,295
	60,848	43,301	104,149	44,454	16,533	60,987
Extracted cannabis
Work-in-process	8,674	4,428	13,102	11,566	2,753	14,319
Finished goods	8,749	590	9,339	8,786	561	9,347
	17,423	5,018	22,441	20,352	3,314	23,666

Supplies and consumables	14,987	—	14,987	19,923	—	19,923

Merchandise and accessories	2,025	—	2,025	1,556	—	1,556

Ending balance	95,283	48,319	143,602	86,285	19,847	106,132

During the year ended March 31, 2024, inventory expensed to cost of goods sold was $234.2 million (nine months ended March 31, 2023 – $186.4 million), which included $72.7 million (nine months ended March 31, 2023 – $54.2 million) related to the changes in fair value of inventory sold.
During the year ended March 31, 2024, the Company recognized $73.4 million in inventory provisions (nine months ended March 31, 2023 – $93.4 million) consisting of cost of sales of $28.5 million (nine months ended March 31, 2023 – $45.6 million) and changes in fair value of inventory sold of $44.9 million (nine months ended March 31, 2023 – $47.8 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 - 5 years
Production equipment 5 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of loss and comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2024				March 31, 2023
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	43,914	—	—	43,914	52,077	—	(1,820)	50,257
Buildings	242,052	(97,885)	(300)	143,867	239,353	(83,888)	(3,842)	151,623
Construction in progress	26,330	—	(645)	25,685	37,563	—	(11,945)	25,618
Computer software & equipment	31,333	(30,135)	—	1,198	31,313	(29,570)	(20)	1,723
Furniture & fixtures	7,900	(6,444)	—	1,456	7,434	(5,596)	(42)	1,796
Production & other equipment	154,042	(106,370)	(202)	47,470	146,960	(87,425)	(1,686)	57,849
Total owned assets	505,571	(240,834)	(1,147)	263,590	514,700	(206,479)	(19,355)	288,866

Right-of-use leased assets
Land	13,890	(1,601)	—	12,289	14,859	(1,345)	(969)	12,545
Buildings	37,252	(16,640)	(2,512)	18,100	36,789	(15,836)	—	20,953
Production & other equipment	5,290	(4,945)	—	345	5,343	(4,738)	—	605
Total right-of-use lease assets	56,432	(23,186)	(2,512)	30,734	56,991	(21,919)	(969)	34,103

Total property, plant and equipment	562,003	(264,020)	(3,659)	294,324	571,691	(228,398)	(20,324)	322,969

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2023	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2024
Owned assets
Land	50,257	—	1,497	—	(7,779)	—	—	(61)	43,914
Buildings	151,623	1,168	—	(212)	3,435	(12,397)	(300)	550	143,867
Construction in progress	25,618	10,239	—	(2,137)	(7,760)	(145)	(645)	515	25,685
Computer software & equipment	1,723	313	—	(26)	(12)	(797)	—	(3)	1,198
Furniture & fixtures	1,796	407	—	(11)	159	(883)	—	(12)	1,456
Production & other equipment	57,849	3,026	—	(1,232)	4,340	(16,325)	(202)	14	47,470
Total owned assets	288,866	15,153	1,497	(3,618)	(7,617)	(30,547)	(1,147)	1,003	263,590

Right-of-use leased assets
Land	12,545	—	—	—	—	(255)	—	(1)	12,289
Buildings	20,953	5,232	298	(2,355)	(388)	(3,098)	(2,512)	(30)	18,100
Production & other equipment	605	87	—	(68)	—	(277)	—	(2)	345
Total right-of-use lease assets	34,103	5,319	298	(2,423)	(388)	(3,630)	(2,512)	(33)	30,734
Total property, plant and equipment	322,969	20,472	1,795	(6,041)	(8,005)	(34,177)	(3,659)	970	294,324
(1)Includes reclassification of construction in progress cost when associated projects are complete and transfers to assets held for sale (Note 11).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2022	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2023
Owned assets
Land	13,127	—	21,770	—	16,609	—	(1,820)	571	50,257
Real estate	96,804	840	52,350	—	15,467	(9,774)	(3,842)	(222)	151,623
Construction in progress	25,092	5,322	1,134	(36)	5,135	—	(11,945)	916	25,618
Computer software & equipment	3,161	710	—	—	(867)	(1,284)	(20)	23	1,723
Furniture & fixtures	2,681	37	—	—	(874)	(46)	(42)	40	1,796
Production & other equipment	60,462	1,662	17,633	(1,989)	(1,808)	(16,942)	(1,686)	517	57,849
Total owned assets	201,327	8,571	92,887	(2,025)	33,662	(28,046)	(19,355)	1,845	288,866

Right-of-use leased assets
Land	6,251	—	—	(29)	7,580	(291)	(969)	3	12,545
Real estate	25,044	57	—	(6,553)	5,363	(3,155)	—	197	20,953
Production & other equipment	843	498	—	(182)	(72)	(495)	—	13	605
Total right-of-use lease assets	32,138	555	—	(6,764)	12,871	(3,941)	(969)	213	34,103
Total property, plant and equipment	233,465	9,126	92,887	(8,789)	46,533	(31,987)	(20,324)	2,058	322,969
(1)Includes reclassification of construction in progress cost when associated projects are complete and transfers to assets held for sale (Note 11).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the year ended March 31, 2024, the Company recognized $34.2 million (nine months ended March 31, 2023 – $31.6 million) of depreciation expense of which $20.1 million (nine months ended March 31, 2023 – $14.5 million) was reflected in cost of sales.

On July 21, 2023, the Company entered into an agreement to sell its Aurora Sun facility in Medicine Hat, Alberta and related assets and liabilities to Bevo through the sale of one of the Company’s wholly-owned subsidiaries (the “Aurora Sun Transaction”). Up to $15.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sun Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sun Facility. If certain other operational and financial milestones are met, up to an additional $1.0 million could be payable by Bevo to Aurora. The Company recognized the transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred at $12.2 million with a corresponding decrease to deficit on the consolidated statements of financial position.

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended March 31, 2024, Management noted indicators of impairment at the asset specific level, the cash generating unit (“CGU”) level and the operating segment level which are discussed below.

(a)    Asset Specific Impairments

Year Ended March 31, 2024

During the year ended March 31, 2024, the Company recorded an impairment loss of $1.4 million during the transfer of certain assets to assets held for sale (Note 11). The impairment loss was recorded as impairment to property, plant and equipment in the consolidated statements of loss and comprehensive loss and allocated to the cannabis operating segment (Note 27).

Nine Months Ended March 31, 2023

During the year ended June 30, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly-owned subsidiary which owns the Aurora Sun facility located in Alberta. The assets and liabilities of the subsidiary were reclassified to assets and liabilities held for sale (Note 12) following the execution of the Agreement. The closing of the transaction was subject to certain standard closing conditions for both parties. During the nine months ended March 31, 2023, the Company gave notice to terminate the agreement due to the prospective buyer’s failure to fulfill closing conditions and subsequently sold the facility to Bevo. The net book value of the facility while classified as held for sale was $34.4 million, the fair value of the facility based on FVLCD at the time of reclassification to property, plant, and equipment (Note 10) was $29.1 million. The reduction of $5.3 million was recognized as an impairment of property, plant and equipment in the consolidated statements of loss and comprehensive loss. The impairment loss was allocated to the former Canadian cannabis operating segment (Note 27), now cannabis operating segment.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $2.9 million for its Aurora Nordic facility located in Denmark, due to a number of operational and regulatory challenges, which are indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of nil as at March 31, 2023. In addition, there were impairments to related ROU assets in the amount of $1.0 million recognized as impairment to property, plant and equipment in the consolidated statements of loss and comprehensive loss. The impairment loss was allocated to the European cannabis operating segment (Note 27). On May 24, 2023, the Company formally made the decision to close its Aurora Nordic facility.

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $4.3 million for its Growery facility located in the Netherlands, due to regulatory and financial uncertainty and other commercial factors which are indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of $6.5 million as at March 31, 2023 and allocated the European cannabis operating segment (Note 27). The fair value of the facility was determined based on a third-party appraisal. On June 13, 2023, the Company formally made the decision to exit the agreement with Growery.

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $2.5 million for its R&D facility located in the Netherlands, due to regulatory and financial uncertainty and other commercial factors which are indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of $2.3 million as at March 31, 2023 and allocated the European cannabis operating segment (Note 27).

Additionally, there were other individually immaterial specific asset impairment losses identified totaling $2.5 million, recognized in impairment of property, plant and equipment in the consolidated statements of loss and comprehensive loss. As at March 31, 2023, the fair value less costs to dispose of these assets were determined to be nil.

(b)    CGU and Operating Segment Impairments

Year Ended March 31, 2024

During the year ended March 31, 2024, the Company recognized impairment losses within its cannabis operating segment and Canadian CGU, and allocated impairment losses of $2.8 million to property, plant and equipment based on their recoverable amounts valued at FVLCD.

Nine Months Ended March 31, 2023

During the nine months ended March 31, 2023, the Company recognized impairment losses within its Canadian cannabis operating segment and allocated impairment losses of $1.8 million to property, plant and equipment.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Assets Held for Sale and Discontinued Operations

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the consolidated statements of loss and comprehensive loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(a)    Assets Held for Sale

Assets held for sale are comprised of the following:

	Whistler Alpha Lake	European R&D Facility & Land	Colombia Property	Aurora Sun	Valley	Polaris	Equipment	Total
	$	$						$
Balance, June 30, 2022	638	—	1,925	34,404	5,850	18,678	—	61,495
Transfer to property, plant, and equipment	—	—	—	(34,404)	—	—	—	(34,404)
Impairment	—	—	(1,925)	—	—	—	—	(1,925)
Transfer from liabilities held for sale	—	—	—	—	—	(3,977)	—	(3,977)
Proceeds from disposal	—	—	—	—	(5,573)	(14,680)	—	(20,253)
Loss on disposal (1)	—	—	—	—	(277)	(21)	—	(298)
Balance, March 31, 2023	638	—	—	—	—	—	—	638
Transfer from property, plant, and equipment	—	8,919	—	—	—	—	1,999	10,918
Impairment	—	(585)	—	—	—	—	—	(585)
Foreign exchange	—	(1)	—	—	—	—	—	(1)
Proceeds from disposal	(2,270)	(8,333)	—	—	—	—	(600)	(11,203)
Gain on disposal (1)	1,632	—	—	—	—	—	—	1,632
Balance, March 31, 2024	—	—	—	—	—	—	1,399	1,399
(1) The loss on disposal is recognized in other gains (losses) (Note 21) in the consolidated statements of loss and comprehensive loss.

Whistler Alpha Lake

During the year ended March 31, 2024, the facility was sold for net proceeds of $2.3 million. The Company recognized a gain of $1.6 million on disposal, which is recognized in other gains (losses) in the consolidated statements of loss and comprehensive loss (Note 21).

European R&D Facility and Land

During the year ended March 31, 2024, the Company decided to sell a European R&D Facility and to exit the agreement with its partners in Growery B.V. (“Growery”), one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment. As a result, the Company reclassified the related property, plant, and equipment of $8.9 million to assets held for sale. On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a subsidiary that owns the R&D facility and related assets of Growery for gross proceeds of approximately $8.3 million (Euro 5.8 million) and recognized an impairment loss of $0.6 million (Euro 0.4 million). Following the sale, Netherlands is recognized as loss of control in non-controlling interests (Note 13).

Colombia Property

During the nine months ended March 31, 2023, the Company recognized an impairment loss on its Colombia property of $1.9 million which is recognized in other gains (losses) in the consolidated statements of loss and comprehensive loss (Note 21).

Valley

In connection with the restructuring announced during the year ended June 30, 2022, the Company sold its Valley facility for net proceeds of $5.6 million. As a result, the Company recognized a $0.3 million loss on disposal which is recognized in other gains (losses) in the consolidated statements of loss and comprehensive loss (Note 21).

Polaris

During the nine months ended March 31, 2023, the Polaris facility and its related liabilities were sold for net proceeds of $14.7 million.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b)    Discontinued Operations

During the year ended March 31, 2024, the Company formally made the decision to wind down its Reliva operations, based on recent pronouncements by the U.S. Food Drug Administration (“FDA”) regarding potential cannabidiol (“CBD”) regulation pathways and timelines. The Company does not expect to incur any additional expenses in connection with the wind down.

During the year ended March 31, 2024, the Company closed its Aurora Nordic facility (“Nordic”), located in Denmark due to a number of operational and regulatory challenges.

In connection with the closures of Nordic, Reliva and the exit of our partnership in Growery B.V., the Company has reported these as discontinued operations as the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company.

The following table summarizes the Company's consolidated discontinued operations for the respective periods:

	Year ended March 31,	Nine months ended March 31
	2024	2023
Revenue	425	1,280

Cost of sales	6,205	2,838
Changes in fair value of inventory and biological assets sold	5,449	(184)
Unrealized loss (gain) on changes in fair value of biological assets	(4,411)	4,348
General and administration expenses	1,887	1,748
Sales and marketing	502	791
Acquisition costs	—	30
Research and development	301	1,141
Depreciation	(350)	405
Interest	193	—
Finance costs	(523)	61
Foreign exchange	55	1,798
Impairment of property, plant, and equipment	85	8,180
Impairment of goodwill	—	1,920
Other losses (gains)	(1,191)	167
Current tax	93	—
Deferred tax	—	(53)
Loss on disposal of discontinued operations	2,411	—
	10,706	23,190
Net loss from discontinued operations	(10,281)	(21,910)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12     Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between the fair value of total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the consolidated statements of loss and comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration, intangible assets and property, plant and equipment. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Property, plant and equipment are fair valued using a combination of the cost approach and sales comparison approach. The significant assumptions used were the replacement costs and rate per acre in the fair value measurement of the acquired land and replacement cost per square foot in the fair value measurement of the acquired buildings.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

MedReleaf Australia

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining 90.43% interest in Indica Industries Pty Ltd (“MedReleaf Australia” or “MRA”) an Australian domiciled company, for total purchase price consideration of approximately $44.7 million (AUS$51.0 million), comprised of cash consideration of approximately $8.2 million (AUS$9.5 million) and issuance of Common Shares of 6,948,994(1) with a fair value of $36.5 million (AUS$41.6 million). Given the Company’s ownership interest of 9.57% prior to the acquisition, the Company applied step acquisition accounting requiring a disposal of its current position based on the fair value of its ownership interest immediate before acquisition. As a result the Company recognized a gain on disposal of $4.7 million (AUS$5.4 million), recorded as other comprehensive income in the consolidated statements of loss and comprehensive loss with a corresponding increase to the total purchase price consideration. The Company acquired the remaining interest in MRA to secure its distribution and market share in a key export market.

The total purchase price consideration includes cash held in escrow of approximately $0.8 million (AUS$0.9 million) for working capital and specified indemnifications obligations and 676,579 Common Shares with a fair value of $3.6 million (AUS$4.0 million) on closing, held in escrow. The indemnification period is up to one year following the close of the transaction, with an exception for certain tax superannuation claims, which expire five years from closing, and certain other specified claims that survive until the applicable statute of limitations. Total transactions costs of $2.2 million were expensed to acquisition costs in the consolidated statements of loss and comprehensive loss. The working capital and indemnity cash consideration held in escrow has been recorded as restricted cash with a corresponding increase to accounts payable and accrued liabilities on the consolidated statements of financial position. The common shares held in escrow have been recorded as an obligation to issues shares in the consolidated statements of changes in equity.

Goodwill arising from the acquisition represents future income, projected growth in the Australian marketplace, and other intangibles that do not qualify for separate recognition. The goodwill will be allocated to the Cannabis Operating segment.

The initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned, including the related goodwill and deferred tax assets and liabilities, are therefore preliminary and subject to change.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Provisional Allocation at Acquisition
Cash paid	8,249
Common shares issued	36,482
Total purchase price for remaining 90.43% interest	44,731
Fair value of existing ownership	4,734
Total fair value of consideration	49,465

Preliminary fair value of net identifiable assets
Cash	5,710
Accounts receivable	4,785
Inventory	10,464
Prepaid expenses and other current assets	80
Property, plant and equipment	1,795
Intangible assets:
Licenses	5,500
Brand	7,500
35,834

Accounts payable and accrued liabilities	10,206
Income taxes payable	317
Lease liability	311
10,834

Provisional purchase price allocation
Net identifiable assets acquired	25,000
Goodwill	24,465
49,465

Net cash outflows
Cash consideration paid	(8,249)
Cash acquired	5,710
(2,539)

For year ended March 31, 2024, MedReleaf Australia accounted for $2.8 million in revenue and $0.9 million in net loss since the February 7, 2024 acquisition date. If the acquisition had been completed on April 1, 2023, the Company estimates that MedReleaf Australia would have accounted for $44.4 million in revenue and $6.1 million in net profit for the year ended March 31, 2024.

Bevo Agtech Inc.

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech Inc, the sole parent of Bevo Farms Ltd., (“Bevo”) one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included initial consideration of $44.8 million consisting of $38.8 million paid in cash, $3.0 million paid into escrow for indemnity holdback, and $3.0 million paid into escrow relating to performance holdback, which are released upon Bevo meeting certain financial targets. The performance holdback payable was measured at fair value of $2.2 million. The total cash consideration of $6.0 million paid into escrow has been recognized as an increase in restricted cash, with a corresponding increase of $3.0 million in accounts payable and accrued liabilities related to the indemnity holdback; $2.2 million in contingent consideration payable related to the performance holdback and $0.8 million in goodwill on the consolidated statements of financial position.

Additional consideration of up to $12.0 million as a potential earnout amount is payable in cash or Common Shares at the election of the Company, subject to Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia for the period up to December 31, 2025. The additional consideration was measured at fair value and recognized as an increase of $0.7 million in contingent consideration payable, with a corresponding increase in goodwill, on the consolidated financial statements of financial position.

In connection with the potential earnout, the Company has pledged 6,596,761 of Bevo common shares owned by the Company as security to the non-controlling shareholders of Bevo.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The transaction includes call options such that the Company and certain non-controlling shareholders of Bevo may acquire additional Common Shares of Bevo based on Bevo’s EBITDA performance and in the event of an Adverse Change of Control, as defined in the Bevo shareholders agreement. The call options are derivative instruments measured at fair value on the date of acquisition with subsequent changes recognized in net loss. The fair value of the call options at the date of acquisition were determined to be nominal in the provisional purchase price allocation.

In addition, the transaction includes a put option with certain non-controlling shareholders of Bevo such that the Company is required to purchase up to an additional 40.4% of the common shares of Bevo based on Bevo’s achievement of certain future EBITDA performance targets. As a result, the Company recognized a financial liability of $48.0 million on the date of acquisition at the present value of the amount payable on exercise of the put option. The put option was valued at the date of acquisition using a discounted cash flow model and is valued subsequently using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. Since the Company has elected to use the present-access method and measure the NCI of the proportionate share of the net assets in Bevo, the fair value of the put option is not included in the purchase price allocation.

During the year ended March 31, 2024, the indemnity holdback of $3.0 million was paid out of escrow with a corresponding decrease in restricted cash. Additionally, the performance holdback became payable in the amount of $3.0 million, the fair value at the date of determination.

	Provisional allocation at acquisition	Adjustments	Final
Cash paid	38,844	—	38,844
Performance holdback	2,153	—	2,153
Indemnity holdback	3,000	—	3,000
Contingent consideration	749	—	749
	44,746	—	44,746

Preliminary fair value of net identifiable assets
Cash	54	—	54
Accounts receivable	3,317	—	3,317
Biological assets	4,873	(403)	4,470
Inventory	4,366	—	4,366
Prepaid expenses and other current assets	749	—	749
Property, plant and equipment	92,887	—	92,887
Intangible assets			—
Customer relationships	5,600	—	5,600
Software	247	—	247
	112,093	(403)	111,690

Accounts payable and accrued liabilities	3,699	—	3,699
Income taxes payable	1,660	(1,744)	(84)
Deferred revenue	151	—	151
Loans and borrowings	39,934	(237)	39,697
Deferred tax liability	14,762	1,509	16,271
	60,206	(472)	59,734

Provisional purchase price allocation
Net identifiable assets acquired	51,887	69	51,956
Non-controlling interest	(25,891)	(34)	(25,925)
Goodwill	18,750	(35)	18,715
	44,746	—	44,746

Net cash outflows
Cash consideration paid	(38,844)	—	(38,844)
Cash acquired	54	—	54
	(38,790)	—	(38,790)

Goodwill arising from the acquisition represents future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.
Based on Management’s review of relevant information received after the acquisition date for circumstances that existed at the acquisition date, adjustments were made to the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

previously reported was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As at March 31, 2023, Management finalized its purchase price allocation for the fair value of identifiable assets acquired and liabilities assumed and the resulting allocation of goodwill.

In connection with the acquisition of Bevo, the Company recognized non-controlling interests in Bevo of $25.9 million, which represents the non-controlling interest portion of 49.9% of the fair value of the net identifiable assets acquired.

As a result of the transaction, the Company recognized a deferred tax asset of $16.3 million with a corresponding recovery of deferred taxes on the consolidated statements of loss and comprehensive loss.

Transaction costs directly related to the acquisition of Bevo for $1.0 million was expensed to acquisition costs in the consolidated statements of loss and comprehensive loss.

Goodwill arising from the acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Note 13     Non-controlling Interest (“NCI”)

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of the total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

The change in non-controlling interest is as follows:

	Bevo	Other	Total
	$	$	$
Balance, June 30, 2022	—	511	511
Acquired through business acquisitions (Note 12)	25,925	—	25,925
Change in ownership interests in net assets	11,923	—	11,923
Share of loss for the period	(4,944)	(2,354)	(7,298)
Balance, March 31, 2023	32,904	(1,843)	31,061
Additions	—	—	—
Change in ownership interests in net assets	12,208	—	12,208
Discontinued operations (Note 11)	—	2,572	2,572
Share of loss for the period	(3,519)	(225)	(3,744)
Balance, March 31, 2024	41,593	504	42,097

During the nine months ended March 31, 2023, the Company entered into an agreement to sell its Aurora Sky facility in Edmonton, Alberta and related assets and liabilities to Bevo (a 50.1% controlled subsidiary) (the “Aurora Sky Transaction”). Up to $25.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. The Aurora Sky Transaction closed on September 30, 2022. The Company recognized the inter-company transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred of $12.2 million with a corresponding decrease to deficit on the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14    Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	20 years Useful life of the facility 10 years 10 years 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statements of loss and comprehensive loss as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually as required for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2024				March 31, 2023
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,439	(37,349)	—	5,090	42,529	(37,068)	—	5,461
Permits and licenses	54,002	(43,305)	(10,652)	45	56,782	(42,826)	(2,783)	11,173
Patents	982	(793)	—	189	928	(771)	—	157
Intellectual property and know-how	52,590	(52,590)	—	—	52,590	(52,590)	—	—
Software	18,661	(16,408)	(1,504)	749	20,121	(16,390)	(3,460)	271
Indefinite life intangible assets:
Brand	28,200	—	(20,700)	7,500	36,200	—	(15,500)	20,700
Permits and licenses	27,277	—	—	27,277	21,918	—	—	21,918
Total intangible assets	224,151	(150,445)	(32,856)	40,850	231,068	(149,645)	(21,743)	59,680
Goodwill	43,180	—	—	43,180	19,465	—	(750)	18,715
Total	267,331	(150,445)	(32,856)	84,030	250,533	(149,645)	(22,493)	78,395

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2023	Additions from business combinations	Additions	Other	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2024
Definite life intangible assets:
Customer relationships	5,461	—	—	(90)	(281)	—	—	5,090
Permits and licenses	11,173	—	2	(51)	(493)	(10,652)	66	45
Patents	157	—	55	—	(23)	—	—	189
Software	271	—	2,000	86	(104)	(1,504)	—	749
Indefinite life intangible assets:
Brand	20,700	7,500	—	—	—	(20,700)	—	7,500
Permits and licenses	21,918	5,500	—	—	—	—	(141)	27,277
Total intangible assets	59,680	13,000	2,057	(55)	(901)	(32,856)	(75)	40,850
Goodwill	18,715	24,465	—	—	—	—	—	43,180
Total	78,395	37,465	2,057	(55)	(901)	(32,856)	(75)	84,030

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a CGU or group of CGUs, comprising an operating segment were impaired. The Company considers external and internal factors, including overall financial performance, market expectations and relevant entity-specific factors, as part of this assessment.

Goodwill arising from business combinations were allocated to the Cannabis segment and Plant Propagation segment for $24.5 million and $18.7 million, respectively (March 31, 2023 – nil and $18.7 million). The goodwill in the Cannabis segment arose in the fourth quarter of fiscal 2024 from the acquisition of MedReleaf Australia (Note 12).

During the year ended March 31, 2024, the Company had two reportable operating segments: (i) Cannabis and (ii) Plant Propagation, compared to the nine months ended March 31, 2023, of three reportable segments: (i) Canadian Cannabis, (ii) European Union (“EU”) Cannabis and (iii) Plant Propagation (Note 27). The Cannabis segment is comprised of the Canadian and EU CGUs and Plant Propagation is comprised of a single CGU.

(a)    Asset Specific Impairments

During the nine months ended March 31, 2023, management had noted indicators of impairment for permits and licenses intangible assets related to its Growery joint venture, located in the Netherlands. As a result, the Company recognized a $1.9 million impairment loss for the nine months ended March 31, 2023. The impairment loss was allocated to the European cannabis operating segment (Note 27). On June 13, 2023, the Company formally made the decision to exit the agreement with Growery.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    CGU and Goodwill Impairments

As at March 31, 2024, management had noted the following impairment indicators:

•Decline in stock price and market capitalization - The carrying amount of the Company’s total net assets exceeded the Company’s market capitalization; and
•Changes in cannabis market conditions and capital market environment.

During the year ended March 31, 2024, the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on FVLCD using Level 3 inputs in a discounted cash flow (“DCF”) analysis. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate DCF results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues, gross margins and earnings before interest, taxes, depreciation and amortization (EBITDA) margins. The Canadian Cannabis CGU, European Cannabis CGU and the Cannabis Operating Segment forecasts are extended to a total of 4 years (and a terminal year thereafter). The Plant Propagation CGU and operating segment forecasts are extended to a total of 7 years (and a terminal year thereafter). The Company extended the forecast period an additional two years to account for the maturation of the new orchid business
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGUs and Operating Segments Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment for impairment as at March 31, 2024 (Impairment testing date of January 1, 2024) and March 31, 2023:

	Indefinite Life Intangible Impairment Testing			Goodwill Impairment Testing
	Canadian Cannabis CGU	Plant Propagation	European Cannabis CGU	Cannabis Operating Segment	Plant Propagation
March 31, 2024
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%	3.0%
Discount rate	12.0%	10.0%	12.0%	12.0%	10.0%
Budgeted revenue growth rate over forecast period	4.6%	10.6%	17.4%	4.6%	10.6%
Fair value less cost to dispose	$74,175	$192,729	$48,143	$138,395	$192,729

	Canadian Cannabis CGU	Plant Propagation	European Cannabis CGU	Canadian Cannabis Operating Segment	Plant Propagation	European Cannabis Operating Segment
March 31, 2023
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Discount rate	16.5%	11.0%	17.0%	16.5%	11.0%	17.0%
Budgeted revenue growth rate over forecast period	16.7%	10.0%	48.8%	16.5%	10.0%	48.8%
Fair value less cost to dispose	$258,228	$184,832	$78,612	$236,345	$184,832	$87,420

CGU impairment

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and certain international markets and forms part of the Company’s Cannabis operating segment. During the year ended March 31, 2024, it was concluded that the recoverable amount was lower than the carrying value resulting in assessment of the recoverable amounts of its long lived assets, indicating an impairment. The impairment loss was allocated based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The Company allocated $32.9 million of impairment losses to the CGU’s intangible assets and $2.8 million of impairment losses to property, plant and equipment (Note 10). The allocation of impairment recognized to intangible assets was to the extent that that the intangible assets were not impaired beyond their recoverable amount. The fair value of the intangible assets were measured using valuation techniques including the relief from royalty method for brands and the with

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

and without method for permits and licenses. As a result, the intangible assets in the Canadian Cannabis CGU were fully impaired. The significant assumptions were budgeted revenue growth rate over forecast period (nil – 14.2%) forecasted earnings before interest, taxes, royalty rate of 1.0% - 1.5%, depreciation and amortization (EBITDA) margins ranging from 2.3% for fiscal 2025 up to 4.8% by fiscal 2028 and discount rate of 13.0% - 15.0%. If the discount rates increased or decreased by 5%, the estimated fair value of intangible assets would increase or decrease by $1.2 million.

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe. The recoverable amount was higher than the carrying value as at March 31, 2024, and therefore no impairment was recognized within the European Cannabis CGU (March 31, 2023 – nil). In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from 4.0% for fiscal 2025 up to 14.9% by fiscal 2028 (March 31, 2023, 22.7% – 36.6%) is key assumption in determining the recoverable amount of the European Cannabis CGU.

Significant inputs & assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$2,542
Revenue	Decrease of 2%	$7,525
EBITDA margin	Decrease of 0.25%	$1,398

Plant Propagation CGU

The Company’s Plant Propagation CGU is dedicated to the propagation of vegetables and ornamental plants within North America and is the single CGU in the Company’s Plant Propagation operating segment. In addition to the key assumptions noted above, revenue growth forecasted during the period ranges from 32% in calendar 2025 to 2% in calendar 2029 onwards (March 31, 2023, 2% – 39%) to account for the ramp up of orchid sales, gross margin ranges from 30% to 32% (March 31, 2023, 24% – 33%) and EBITDA margins range from 24% – 26% (March 31, 2023, 18% – 29%). The recoverable amount was higher than the carrying value as at March 31, 2024, and therefore no impairment was recognized within the Plant Propagation CGU (March 31, 2023 – nil).

Significant inputs & assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$12,595
Revenue	Decrease of 2%	$16,880
Gross margin	Decrease of 1%	$8,244

Operating Segment Impairment

Cannabis Operating Segment (Note 27)

During the year ended March 31, 2024, it was concluded that the recoverable amount was lower than the carrying value resulting in assessment of the recoverable amounts of its long lived assets, indicating an impairment. The impairment loss was allocated based on the relative carrying amounts of the operating segment’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The Company allocated $32.9 million of impairment losses to the Canadian Cannabis CGU’s intangible assets and $2.8 million of impairment losses to the Canadian Cannabis CGU’s property, plant and equipment, as noted above.

Canadian Cannabis Operating Segment (Note 27)

During the nine months March 31, 2023, it was concluded that the recoverable amount was lower than the carrying value and recorded an impairment of $22.4 million, including an impairment to the remaining goodwill of $0.8 million. The remaining impairment loss was allocated based on the relative carrying amounts of the operating segment’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $19.8 million of impairment losses to the operating segment’s intangible assets and $1.8 million of impairment losses to property, plant and equipment (Note 10). The allocation of impairment recognized to intangible assets was to the extent that that the intangible assets were not impaired beyond their recoverable amount. The fair value of the intangible assets were measured using valuation techniques including the relief from royalty method for brands and the with and without method for permits and licenses. The significant assumptions were budgeted revenue growth rate over forecast period (6% – 24.4%) forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins ranging from 13.2% to 21.3%) discount rates ranging from 11% to 17.5%, and royalty rates between 2.5% – 5%. If the discount rates increased or decreased by 5%, the estimated fair value of intangible assets would increase or decrease by $4.2 million.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

$
Balance, June 30, 2022	226,504
Interest paid	(13,305)
Accretion	16,123
Accrued interest	8,956
Debt repurchased	(128,706)
Realized loss on debt repurchased	10,874
Realized loss on foreign exchange	12,125
Balance, March 31, 2023	132,571
Interest paid	(3,043)
Accretion	5,363
Accrued interest	2,199
Amortized cost of debt repurchased	(145,770)
Realized loss on debt repurchased	9,244
Unrealized gain on foreign exchange	(564)
Balance, March 31, 2024	—

On January 24, 2019, the Company issued $460.6 million (U.S.$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per U.S.$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately U.S.$86.72 per Common Share.

During the year ended March 31, 2024 the Company repurchased a total of $148.3 million (U.S.$109.9 million) (nine months ended March 31, 2023 – $135.0 million (U.S.$99.0 million)) in principal amount of the convertible debentures at a total cost, including accrued interest, of $147.6 million (U.S.$109.3 million) (nine months ended March 31, 2023 – $130.4 million (U.S.$95.7 million)) and recognized a loss of $9.2 million (nine months ended March 31, 2023 – $10.9 million) within other gains (losses) (Note 21) in the consolidated statements of loss and comprehensive loss.

During the year ended March 31, 2024, the convertible debentures were fully repurchased at a 1.36% average discount to par value, for aggregate cash consideration of approximately $91.6 million (U.S.$109.3 million) and the issuance of 7,259,329 Common Shares (March 31, 2023 – 4.68% average discount to par value, cash consideration of $128.7 million (U.S.$95.7 million).

As of March 31, 2024, nil (March 31, 2023 – $148.5 million (U.S.$109.9 million) principal amount of the Senior Notes are outstanding.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Loans and Borrowings

Accounting Policy

Loans and Borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Loans are derecognized from the Consolidated Statement of Financial Position when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as finance costs. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period

On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the term loans under Bevo credit facility (the “Credit Agreement”).

The changes in the carrying value of current and non-current credit facilities are as follows:

Credit facilities
Balance, June 30, 2022	—
Acquired through business combination	39,697
Drawings	7,242
Interest accretion	343
Principal repayments	(1,548)
Balance, March 31, 2023	45,734
Drawings	14,544
Interest accretion	23
Principal repayments	(3,042)
Balance, March 31, 2024	57,259
Current portion	(52,361)
Long-term portion	4,898
During the year ended March 31, 2024, the original Credit Agreement was amended (“Amended Credit Agreement”) to reduce the amounts available to be drawn from the Term Loan by $1.5 million to $36.6 million and increase the amounts available to be drawn from the Revolver by $6.0 million to $18.0 million.
Credit Facility 1

Credit Facility 1 represents the three tranches of advances which are now consolidated and have been fully drawn upon. During the year ended March 31, 2024, total interest expense of $2.5 million (nine months ended March 31, 2023 – $1.5 million) was recognized as finance and other costs in the consolidated statements of loss and comprehensive loss. As at March 31, 2024, the total term loan balance outstanding is $35.5 million (March 31, 2023 – $38.2 million), including accrued interest of $0.8 million (March 31, 2023 – $0.8 million). As at March 31, 2024, the borrowing rate was 7.20%. The Company makes quarterly principal payments of $0.5 million. Any remaining principal balance will be due at maturity on January 21, 2025.
Credit Facility 2
On October 20, 2023, the Company entered into another amendment to the Credit Agreement to include an additional term loan (“Term Facility 2”) with multiple advances for up to $16.0 million and a maturity date of October 20, 2026, specifically to fund capital expansion. The transaction costs related to the amendments were nominal. As at March 31, 2024, the total amount drawn from Term Facility 2 was $2.8 million with a borrowing rate of 8.4%.
Revolver

The Revolver provides available aggregate borrowings of up to $18.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. During the year ended March 31, 2024, total interest expense of $0.9 million (nine months ended March 31, 2023 – $0.2 million). As at March 31, 2024, $16.8 million (March 31, 2023 – $7.5 million) was drawn from the revolver loan.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Creditor Agreement

During the year ended March 31, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. As at March 31, 2024, $4.8 million of the funds pursuant to the Credit Agreement were received. The principal and accrued interest are due on May 31, 2025. The Company advanced funds of $2.5 million, which is eliminated upon consolidation (Note 24), as is any related accrued interest.

During the year ended March 31, 2024, the Company recognized a total interest expense, excluding imputed interest of $3.5 million (nine months ended March 31, 2023 – $1.5 million) recognized in finance and other costs on the consolidated statements of loss and comprehensive loss, in relation to its loans and borrowings.

On December 29, 2023, Bevo entered into a Third Supplemental Credit Agreement which provided a waiver for the breach in financial covenants as at June 30, 2023 and September 30, 2023 and amended the financial covenants taking into account Bevo revised forecasts. Based on the forecasts and the amendments to the covenants, the Company expects to be in compliance with the financial covenants for the next 15 months. As at March 31, 2024, Bevo was in compliance with all covenants relating to the Credit Agreement.

Total undiscounted loans and borrowings principal repayments as at March 31, 2024 are as follows:

$
Next 12 months	52,361
Over 1 year to 3 years	4,898
Total long-term debt repayments	57,259

Note 17    Lease Liabilities

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statements of loss and comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statements of loss and comprehensive loss.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2022	42,987
Lease additions	555
Disposal of leases	(272)
Lease payments	(6,709)
Net lease term reduction and other items	10,166
Changes due to foreign exchange rates	244
Interest expense on lease liabilities	2,246
Balance, March 31, 2023	49,217
Current portion	(5,413)
Long-term portion	43,804

Balance, March 31, 2023	49,217
Lease additions	5,618
Disposal of leases	(635)
Lease payments	(8,446)
Net lease term increase and other items	(1,402)
Changes due to foreign exchange rates	28
Interest expense on lease liabilities	3,152
Balance, March 31, 2024	47,532
Current portion	(4,856)
Long-term portion	42,676

For the year ended March 31, 2024, the Company recorded $3.1 million in leasing expenses (nine months ended March 31, 2023 – $1.6 million) related to short-term leases, variable leases, and low-value leases.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18    Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other (losses) gains on the statement of comprehensive income. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2024, no Class “A” Shares were issued and outstanding.

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2024, no Class “B” Shares were issued and outstanding.

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

(b)     Shares Issued and Outstanding

As described under Note 2(a), on February 20, 2024, the Company completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares. Shares reserved under the Company’s equity, warrants, and incentive plans were adjusted to reflect the Share Consolidation. All current and prior period share and per share data presented below has been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

As at March 31, 2024, 54,545,797 Common Shares (March 31, 2023 – 34,526,9311) were issued and fully paid.

(i)    Shares for business combinations
During the year ended March 31, 2024, the Company issued 6,948,994 Common Shares with a fair value of $32.9 million, in connection with the acquisition of Industries Pty Ltd (“MedReleaf Australia”)

During the year ended March 31, 2024, at the Company’s election paid an earn out in connection with the business acquisition of Thrive in the amount of $0.4 million with the issuance of 57,0081 Common Shares.

1 As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(ii) Shares issued to repurchase convertible debentures
During the year ended March 31, 2024, the Company issued 7,259,329(1) (nine months ended March 31, 2023 – nil) Common Shares with a fair value of $54.7 million (nine months ended March 31, 2023 – nil) in connection with convertible debenture repurchases (Note 15).

(iii)    Shares issued for equity financing
On October 3, 2023, the Company closed a bought deal offering of 5,318,7501 Common Shares of the Company at $7.301 per Common Share for gross proceeds of approximately $38.8 million. Transactions costs were approximately $2.2 million resulting in net proceeds of $36.6 million.

The Company issued the following Common Shares in the periods indicated:

			U.S.$ equivalence
	Year ended March 31, 2024	Nine months ended March 31, 2023	Year ended March 31, 2024	Nine months ended March 31, 2023

Gross proceeds	$2,271	$75,568	$1,686	$55,381
Commission	$45	$1,422	$34	$1,107
Net proceeds	$2,226	$74,146	$1,652	$54,274
Average gross price(1)	$8.80	$16.96	$6.53	$12.43
Number of shares issued(1)	258,035	4,455,125
(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.
(iv)    Share issued under RSU, PSU and DSU plans

During the year ended March 31, 2024, the Company issued 176,725(1) (nine months ended March 31, 2023 – 33,082(1)) Common Shares with a fair value of $5.6 million (nine months ended March 31, 2023 – $4.7 million) related to the exercise of RSUs, PSUs, and DSUs connected to the Company’s share-based compensation program (Note 19).

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants(1)	Weighted average exercise price(1)
	#	$
Balance, March 31, 2023	8,912,479	70.90
Expired	(1,838,131)	1,124.60
Balance, March 31, 2024	7,074,348	432.39
(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

On June 1, 2022, the Company completed an offering of 7,040,875(1) units of the Company (“June 2022 Offering”) for gross proceeds of approximately $21.8 million (U.S.$17.3 million). The Company paid commissions and issuance costs of $9.9 million for net proceeds of $11.9 million. Each unit consists of one Common Share and one common share purchase warrant (“June 2022 Offering Warrant”) of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of U.S.$32.00 per share until November 30, 2025 (Note 18(c).

The June 2022 Offering warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 21) on the consolidated statements of loss and comprehensive loss. Of the $11.9 million total net proceeds received, $35.6 million was allocated to the warrant derivative liabilities and $172.7 million was allocated to share capital.

The November 2020 and January 2021 Offering Warrants, which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 21) on the consolidated statements of loss and comprehensive loss. Of the $381.2 million total net proceeds received, $74.0 million was allocated to the warrant derivative liabilities and $381.2 million was allocated to share capital.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the warrant derivative liabilities:

					U.S.$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$		$	$	$		$
Balance, June 30, 2022	4,014	1,531	31,752	37,297	3,113	1,188	24,644	28,945
Unrealized gains on derivative liability	(3,939)	(1,486)	(22,238)	(27,663)	(3,059)	(1,155)	(17,603)	(21,817)
Balance, March 31, 2023	75	45	9,514	9,634	54	33	7,041	7,128
Unrealized gains on derivative liability	(75)	(45)	(9,038)	(9,158)	(54)	(33)	(6,688)	(6,775)
Balance, March 31, 2024	—	—	476	476	—	—	353	353

The following table summarizes the warrants that remain outstanding as at March 31, 2024:

Exercise Price ($)(1)	Expiry Date	Warrants (#)(1)
111.06 - 433.22	April 1, 2024 - November 30, 2025	7,072,977
1,160.89	August 22, 2024	1,371
		7,074,348

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

Cash Settled Share-based Compensation

Share-based compensation subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position.
Share-based compensation that is in recognition of past service is recorded at the full amount to share-based compensation expense and are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement they are remeasured and the derivative liability is extinguished at the remeasured amount.

Share-based compensation that is in recognition of future service is amortized ratably over the future service period. Each reporting period, they are remeasured with the change in value reflected in the share-based compensation expense.

The Company currently has in place a “rolling maximum” or “evergreen” stock option plan (“Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and a Fixed Deferred Share Unit Plan (“DSU Plan”), which is applicable to non- employee directors only. The Board may from time to time, in its discretion and in accordance with Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, as applicable, non-transferable stock options, RSUs, PSUs and DSUs in accordance with these plans. The maximum number of Common Shares issuable pursuant to all equity-based compensation arrangements shall not, at any time, exceed 10.0% of the issued and outstanding Common Shares.

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan. At the Company’s Annual General and Special Meeting held on November 14, 2022 (“2022 AGM”), shareholders approved amendments to the Option Plan. The Option Plan amendments provides the right for directors, officers, employees and consultants to purchase

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

shares at a specified price (exercise price) in the future. The amendments include reducing the Option Plan 10.0% “rolling” plan to 7.5%, and therefore, the number of Common Shares issuable under the Option Plan and under all other equity-based compensation arrangements shall not exceed 7.5% of the total number of issued and outstanding Common Shares.

(a)     Stock Options

A summary of stock options outstanding is as follows:

	Stock Options(1)	Weighted Average Exercise Price(1)
	#	$
Balance, June 30, 2022	427,928	539.69
Granted	338,500	18.57
Expired	(27,789)	905.30
Forfeited	(66,489)	588.72
Balance, March 31, 2023	672,150	257.28
Granted	633,485	7.60
Expired	(34,855)	1,033.90
Forfeited	(83,956)	205.10
Balance, March 31, 2024	1,186,824	104.90

(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

The following table summarizes the stock options that are outstanding as at March 31, 2024:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
7.60 - 48.60	February 28, 2027 - June 23, 2028	3.98	961,539	143,162
82.20 - 272.40	January 10, 2025 - November 30, 2026	2.05	148,007	118,771
385.20 - 996.00	August 28, 2024 - November 13, 2024	1.73	73,195	73,195
1,008.00 - 1,563.60	April 4, 2024 - March 13, 2026	0.15	4,083	4,083
			1,186,824	339,211

During the year ended March 31, 2024, stock option expense of $2.9 million (nine months ended March 31, 2023 – $2.5 million) was recognized in share-based compensation on the consolidated statements of loss and comprehensive loss. The stock options have a service requirement of three years and are amortized on an accelerated basis over that period and expire after five years.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended March 31, 2024	Nine months ended March 31
	2024	2023
Risk-free annual interest rate (1)	4.34%	3.70%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	85.06%	86.86%
Expected life of options (years) (3)	2.67	2.54
Forfeiture rate	19.63%	20.65%
Weighted Average Value	$4.11	$9.90
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”)

At the 2017 AGM, shareholders also approved the adoption of the RSU Plan, which was subsequently amended and approved by shareholders at the 2022 AGM to change the limit from a fixed maximum plan to a rolling plan, subject to a global limit of 7.5% of the Company’s issues and outstanding Common Shares under all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4.0%, which includes RSU, PSU and DSU plans. The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company.

A summary of the RSUs outstanding are as follows:

	RSUs	Weighted Average Issue Price of RSUs(1)
	#	$
Balance, June 30, 2022	110,056	107.53
Issued	603,245	18.70
Vested	(32,689)	142.47
Expired	(1,410)	47.67
Forfeited	(17,753)	273.38
Balance, March 31, 2023	661,449	26.14
Issued	378,900	7.50
Vested	(158,248)	34.86
Expired	(27)	21.99
Forfeited	(84,385)	126.10
Balance, March 31, 2024	797,689	15.99
(1)As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

During the year ended March 31, 2024, RSU expense of $5.8 million (nine months ended March 31, 2023 – $5.6 million) was recognized in share-based compensation on the consolidated statements of loss and comprehensive loss. The RSUs have a service requirement of three years and are amortized on an accelerated basis over that period and expire after three years.

The following table summarizes the RSUs that are outstanding as at March 31, 2024:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
5.17 - 33.20	May 25, 2025 - March 4, 2027	767,204	48,304
46.50 - 85.00	May 18, 2024 - March 24, 2025	30,485	14,637
		797,689	62,941

(c)     Deferred Share Units (“DSU”)

At the Company’s Annual General and Special Meeting held on November 30, 2018, shareholders approved the adoption of the DSU Plan, which most recently amended and approved by shareholders at the 2022 AGM to change the limit from a fixed maximum plan to a rolling plan, subject to a global limit of 7.5% of the Company’s issues and outstanding Common Shares under all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4.0%, which includes RSU, PSU and DSU plans. Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	DSUs	Weighted Average Issue Price of DSUs(1)
	#	$
Balance, June 30, 2022	21,397	77.06
Issued	69,648	13.64
Vested	—	—
Expired	—	—
Forfeited	—	—
Balance, March 31, 2023	91,045	28.54
Issued	225,292	20.43
Vested	(21,397)	16.74
Forfeited	(17,734)	21.87
Balance, March 31, 2024	277,206	24.03
(1)As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

During the year ended March 31, 2024, DSU expense of $1.2 million (nine months ended March 31, 2023 – $0.9 million) was recognized in share-based compensation on the consolidated statements of loss and comprehensive loss. The DSUs vest immediately upon issuance and have no expiry date.

The following table summarizes the DSUs that are outstanding as at March 31, 2024:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
4.43 - 85.00	N/A	273,935	273,935
100.90 - 217.20	N/A	2,956	2,956
901.20 - 1,131.60	N/A	315	315
		277,206	277,206

(d)     Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:

	PSUs(2)	Weighted Average Issue Price of PSUs(2)
	#	$
Balance, June 30, 2022	69,437	87.99
Issued (1)	173,475	18.78
Vested	(363)	21.62
Forfeited	(11,725)	54.43
Balance, March 31, 2023	230,824	37.74
Issued (1)	522,907	7.60
Vested	(26)	18.70
Expired	(24,080)	101.57
Forfeited	(28,745)	34.71
Balance, March 31, 2024	700,880	13.18
(1)Includes PSUs issued under cash settlement plan Note 19(e).
(2)As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

The following table summarizes the PSUs that are outstanding as at March 31, 2024:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
7.60 - 135.90	September 10, 2023 - June 23, 2026	700,880	2

During the year ended March 31, 2024, PSU expense of $2.5 million (nine months ended March 31, 2023 – $1.7 million) was recognized in share-based compensation on the consolidated statements of loss and comprehensive loss. The PSUs have a three years cliff vesting structure and are amortized completely in the third year and expire after three years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended March 31, 2024	Nine months ended March 31
	2024	2023
Risk-free annual interest rate (1)	4.76%	3.99%
Dividend yield	—%	—%
Expected stock price volatility (2)	90.65%	94.04%
Expected stock price volatility of peer group (2)	91.51%	86.71%
Expected life of options (years) (3)	3.00	3.00
Forfeiture rate	12.45%	16.98%
Equity correlation against peer group (4)	39.14%	49.74%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the year ended March 31, 2024 was $8.45 per unit (nine months ended March 31, 2023 – $10.50 per unit).

(e) Cash Settled DSUs and PSUs

During the year ended March 31, 2024, the Company issued 206,100 DSUs and 395,759 PSUs that will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and RSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position. DSUs are issued in recognition of past service for Directors and are therefore recorded at the full amount to share-based compensation expense in the consolidated statements of loss and comprehensive loss. The DSUs are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. During the year ended, March 31, 2024, included in the DSUs expense the Company recognized $1.2 million (nine months ended March 31, 2023 – nil) in share-based compensation expense on the consolidated statements of loss and comprehensive loss. As at March 31, 2024, the related derivative liability is $1.2 million.

The PSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value using a Monte Carlo simulation model and recorded as a derivative liability in the consolidated statements of financial position. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured each reporting period with the change in value reflected in the share-based compensation expense. During the year ended, March 31, 2024, included in the PSUs expense is $0.6 million (nine months ended March 31, 2023 – nil) in share-based compensation expense in the consolidated statements of loss and comprehensive loss. As at March 31, 2024, the related derivative liability is $0.6 million.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20    Loss Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Year ended March 31	Nine months ended March 31
	2024	2023
Net loss from continuing operations attributable to Aurora shareholders	($55,301)	($175,930)
Net loss from discontinued operations attributable to Aurora shareholders	($10,281)	($21,910)
Net loss attributable to Aurora shareholders	($65,582)	($197,840)

Weighted average number of Common Shares outstanding(1)	43,223,233	32,273,516

Basic loss per share, continuing operations	($1.28)	($5.45)
Basic loss per share, discontinued operations	($0.24)	($0.68)
Basic loss per share	($1.52)	($6.13)
(1) As described under Note 2(a), comparative information has been adjusted due to 1:10 reverse stock split.

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options are anti-dilutive.

Note 21    Other Gains (Losses)

		Year ended March 31	Nine months ended March 31
	Note	2024	2023
		$	$
Unrealized gain (loss) on derivative assets		2,540	(15,797)
Unrealized gain on derivative liability	18(c)	9,158	27,663
Gain (loss) on disposal of assets held for sale and property, plant and equipment	10, 11(a)	1,158	(914)
Gain on contingent consideration	28	9,760	5,238
Contract termination fee	25(b)	—	(2,750)
Government grant income (expense)	5	12,547	—
Provisions		1,501	(4,145)
Realized loss on repurchase of convertible debt	15	(9,244)	(10,874)
Other gains		1,669	(3,363)
Total other gains (losses)		29,089	(4,942)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Years ended March 31,	Nine months ended March 31
	2024	2023
	$	$
Accounts receivable	(4,333)	2,966
Biological assets	(46,450)	(50,950)
Inventory	50,065	49,509
Prepaid and other current assets	(548)	(16,655)
Accounts payable and accrued liabilities	(15,699)	(8,080)
Income taxes payable	1,230	98
Deferred revenue	133	(467)
Provisions	—	(1,281)
Deposits	$—	16
Other current liabilities	(25)	8
Changes in non-cash working capital	(15,627)	(24,836)

Additional supplementary cash flow information is as follows:

	Years ended March 31,	Nine months ended March 31
	2024	2023
	$	$
Property, plant and equipment in accounts payable	(255)	(193)
Right-of-use asset additions	—	555
Amortization of prepaids	14,416	19,901
Interest paid	11,700	16,933
Interest received	(3,610)	(1,949)
Included in restricted cash as of March 31, 2024 is $3.4 million (March 31, 2023 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, nil (March 31, 2023 – $6.0 million) related to the Bevo acquisition, $0.8 million (March 31, 2023 – nil) related to the MedReleaf Australia acquisition, $22.7 million (March 31, 2023 – $20.7 million) for self-insurance, $0.1 million (March 31, 2023 – $0.1 million) attributed to international subsidiaries, and $38.8 million (March 31, 2023 – $35.7 million) of funds reserved for the segregated cell program for insurance coverage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (March 31, 2023 – 27.0%) to loss before income tax for the following items:

	March 31, 2024	March 31, 2023
	$	$
Loss before tax	(59,599)	(220,376)
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery	(16,092)	(59,502)
Change in estimates from prior year	34	(23)
Foreign exchange	368	(2,637)
Non-deductible expenses	3,170	5,715
Non-deductible (non-taxable) portion of capital items	(2,441)	(7,469)
Goodwill and other impairment items	1,674	612
Tax impact on divestitures	953	3,076
Difference in statutory tax rate	1,070	6,655
Effect of change in tax rates	(5,277)	(99)
Changes in deferred tax benefits not recognized	15,987	38,488
Income tax expense (recovery)	(554)	(15,184)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at March 31, 2024 and March 31, 2023 are comprised of the following:

	Balance, March 31, 2023	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, March 31, 2024
	$	$	$	$	$
Deferred tax assets
Non-capital losses	31,903	(6,842)	(43)	(1,278)	23,740
Capital losses	142	(86)	—	—	56
Finance costs	118	(54)	—	—	64
Investment tax credit	1,282	(1,282)	—	—	—
Derivatives	26	(26)	—	—	—
Leases	6,529	(287)	(4)	—	6,238
Others	1	(122)	12	—	(109)
Total deferred tax assets	40,001	(8,699)	(35)	(1,278)	29,989

Deferred tax liabilities
Convertible debenture	(3,402)	3,402	—	—	—
Investment in associates	(12)	12	—	—	—
Intangible assets	(12,624)	4,826	56	—	(7,742)
Property, plant and equipment	(16,265)	3,893	(8)	—	(12,380)
Inventory	(5,218)	(491)	—	—	(5,709)
Biological assets	(2,070)	(2,793)	—	—	(4,863)
Others	(1,655)	1,513	—	—	(142)
Total deferred tax liabilities	(41,246)	10,362	48	—	(30,836)

Net deferred tax liabilities	(1,245)	1,663	13	(1,278)	(847)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2022	(Charged to) / recovered through earnings (restatement)	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, March 31, 2023
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	24,691	839	5,924	965	(516)	31,903
Capital losses	—	—	142	—	—	142
Finance costs	10	133	(25)	—	—	118
Investment tax credit	1,282	—	—	—	—	1,282
Derivatives	26	—	—	—	—	26
Leases	8,718	—	(2,228)	39	—	6,529
Others	5,538	—	(5,537)	—	—	1
Total deferred tax assets	40,265	972	(1,724)	1,004	(516)	40,001

Deferred tax liabilities
Convertible debenture	(11,896)	—	8,494	—	—	(3,402)
Investment in associates	(8)	—	(4)	—	—	(12)
Intangible assets	(10,920)	(1,581)	449	(572)	—	(12,624)
Property, plant and equipment	(4,969)	(15,304)	4,427	(419)	—	(16,265)
Inventory	(11,648)	—	6,441	(11)	—	(5,218)
Biological assets	(3,686)	(407)	2,025	(2)	—	(2,070)
Others	—	49	(1,704)	—	—	(1,655)
Total deferred tax liabilities	(43,127)	(17,243)	20,128	(1,004)	—	(41,246)

Net deferred tax liabilities	(2,862)	(16,271)	18,404	—	(516)	(1,245)

Deferred tax assets (liabilities) as presented in the consolidated statements of financial position:

	March 31, 2024	March 31, 2023
	$	$
Deferred tax assets	15,343	15,500
Deferred tax liabilities	(16,190)	(16,745)
Net deferred tax liabilities	(847)	(1,245)

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	March 31, 2024	March 31, 2023
	$	$
Non-capital losses carried forward	1,359,623	1,267,104
Investment in associates	—	1,240
Capital losses	203,843	186,093
Property, plant and equipment	555,376	581,993
Intangible assets	74,068	60,219
Goodwill	29,936	31,728
Marketable securities	22,210	25,075
Investment tax credits	6,696	6,696
Derivatives	11,254	22,164
Capital lease obligations	17,250	15,970
Other	29,143	56,776
	2,309,399	2,255,058

The Company has income tax loss carryforwards of approximately $1,251.2 million (March 31, 2023 – $1,242.6 million) which are predominately from Canada and if unused, will expire between 2024 to 2044.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Year ended	Nine months ended
	March 31, 2024	March 31, 2023
	$	$
Short-term employment benefits (1)	10,440	5,454
Long-term employment benefits	41	31
Termination benefit	1,089	489
Directors’ fees	322	273
Share-based compensation (2)	10,218	8,886
Total management compensation (3)	22,110	15,133
(1)As of March 31, 2024, $1.8 million is payable or accrued for key management compensation (March 31, 2023 – $1.2 million).
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 19). Director DSUs are included in share-based compensation.
(3)As of March 31, 2024, there are 10 key management personnel (March 31, 2023 – 14).

In connection with the acquisition of all of the issued and outstanding shares of CannaHealth, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the year ended March 31, 2024, the Company recognized amortization expense of $3.8 million (nine months ended March 31, 2023 – $1.9 million) in the consolidated statements of loss and comprehensive loss. The transaction is in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

During the year ended March 31, 2024, In connection with a Creditor Agreement (Note 16), the Company entered into an unsecured loan agreement (“Agreement”) with Bevo which the Company holds a controlling interest of 50.1%. The Agreement was for a loan of $2.5 million which bears interest of 14.0% per annum. The principal loan and all outstanding accrued and interest are due on May 31, 2025 (Note 16).

Note 25    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The judge rendered a decision on August 24, 2023 on Aurora’s motion to dismiss. On September 8, 2023, the Plaintiffs filed a motion for reconsideration as to the stock drop that occurred following
Aurora’s September 2019 financials. Aurora opposed this motion. Mediation was held and a tentative settlement was reached on March 4, 2024. The proposed settlement must now be approved by a court.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On June 15, 2020, a claim was commenced by a party to a former term sheet with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a Notice of Application to disallow the amendment. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 1, 2022, a claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. Plaintiffs have received a summary judgment against the Defendant Employee and will now attempt to recover their judgment against the Defendant Employee. Plaintiffs will then decide whether to pursue the indemnity claim against the Company. The Company disputes the allegations and intends to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The statement of claim was served upon the Company on November 22, 2022 and a statement of defence was filed and served. The next major step in the process is scheduling a timetable for the remaining deliverables of the process, including delivery of the plaintiff’s certification motion record. The plaintiff must either deliver their certification materials or come to an agreement with the Aurora Defendants on a timetable for doing so within one year of commencing the proposed class action. On January 24, 2024, the plaintiff’s delivered their motion record regarding class certification. We are reviewing and will establish our timeline for responding which will not be before June 2024. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at March 31, 2024 the Company has recognized total provisions of $2.3 million (March 31, 2023 – $1.0 million) in provisions on the consolidated statements of financial position and a settlement accrual for nil (March 31, 2023 – $1.0 million) in accounts payable and accrued liabilities on the consolidated statements of financial position.

(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 29(b) and loans and borrowing repayments in Note 16, the Company has $3.2 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 26    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products, plant propagation and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Revenue from plant propagation is recognized at a point in time when control of the goods is transferred to the customer, at an amount which reflects the consideration to which the Company expects to be entitled to in exchange for those goods. The Company goods consist of propagation seedlings and bedding plants. The sale is completed upon delivery as the Company bears the responsibility of transportation and related costs.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $1.6 million for the year ended March 31, 2024 (nine months ended March 31, 2023 – $3.0 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2024, the net return liability for the estimated variable consideration was $1.2 million (March 31, 2023 – $1.6 million) and is included in deferred revenue on the consolidated statements of financial position.

Year ended March 31, 2024	Consumer	Medical	Other Cannabis(1)	Plant Propagation	Total
	$	$	$	$	$
Canada	46,958	103,068	2,403	12,792	165,221
Australia	—	31,679	—	—	31,679
Europe	—	40,767	—	—	40,767
U.S.	—	—	—	31,967	31,967
Other	—	647	—	—	647
Total net revenue	46,958	176,161	2,403	44,759	270,281

Nine months ended March 31, 2023	Consumer	Medical	Other Cannabis(1)	Plant Propagation	Total
	$	$	$	$	$
Canada	42,850	72,117	2,371	10,849	128,187
Australia	—	9,831	—	—	9,831
Europe	—	24,171	—	—	24,171
U.S.	—	—	—	9,833	9,833
Other	—	1,666	—	—	1,666
Total net revenue	42,850	107,785	2,371	20,682	173,688

(1) Includes core and non-core wholesale bulk cannabis.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 27    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into three reportable segments plus corporate. The three reportable segments are (i) Canadian Cannabis; (ii) EU Cannabis and (iii) Plant Propagation

During the year ended March 31, 2023, the Company had three reportable operating segments: (i) Canadian Cannabis, (ii) EU Cannabis and (iii) Plant Propagation. During the year ended March 31, 2024, the Company changed its internal management reporting which resulted in a change in the composition of the operating segments. With the closure of Nordic, most of the European market is fulfilled from Canadian sourced cannabis, which impacts how resources are allocated. Additionally, Canada, Europe and other export markets are being managed centrally. Accordingly, Management has identified two reportable operating segments, Cannabis and Plant Propagation. The comparative periods have been restated to conform with the change in segment composition, consolidating the former Canadian and EU Cannabis operating segments.

Operating Segments	Cannabis	Plant Propagation	Corporate (1)	Total
	$		$	$
Year ended March 31, 2024
Net revenue	225,522	44,759	—	270,281
Gross profit (loss) before fair value adjustments	74,340	3,261	12	77,613
Gross profit	126,353	5,095	12	131,460
Selling, general, and administrative expense	127,155	3,304	13,700	144,159
Loss before taxes	(30,401)	(1,210)	(27,988)	(59,599)

Nine months ended March 31, 2023
Net revenue	153,008	20,680	—	173,688
Gross profit (loss) before fair value adjustments	25,505	1,343	—	26,848
Gross profit	5,004	2,650	—	7,654
Selling, general and administrative expense	103,973	1,783	14,344	120,100
Loss before taxes	(156,249)	(2,918)	(39,245)	(198,412)
(1)Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Australia	Uruguay	Total
	$	$	$	$	$
Non-current assets
March 31, 2024	308,816	29,368	38,197	14,001	390,382
March 31, 2023	360,254	41,866	—	15,030	417,150

During the year ended March 31, 2024 and nine months ended March 31, 2023, no customer contributed 10 per cent or more to the Company’s net revenue.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 28    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Other long term liability	Discounted cash flow model (level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate approximates fair value

The following is a continuity schedule of contingent consideration payable:

	Thrive	Bevo	Total
	$	$	$
Balance, June 30, 2022	14,371	—	14,371
Additions	451	2,902	3,353
Unrealized loss from changes in fair value	(4,882)	(355)	(5,237)
Payments		—	—
Balance, March 31, 2023	9,940	2,547	12,487
Additions	275	—	275
Unrealized gain from changes in fair value	(10,215)	—	(10,215)
Realized gain from changes in fair value	—	459	459
Payments	—	(3,006)	(3,006)
Balance, March 31, 2024	—	—	—

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by nil (March 31, 2023 – $1.0 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by nil (March 31, 2023 – $0.7 million).
The carrying values of the financial instruments at March 31, 2024 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	113,439	—	113,439
Restricted cash	65,782	—	65,782
Accounts receivable, excluding sales taxes and lease receivable	41,440	—	41,440
Marketable securities	—	4,036	4,036
Derivative assets	—	760	760
Loans receivable	—	—	—
Lease receivable	8,803	—	8,803
Financial Liabilities
Accounts payable and accrued liabilities	58,563	—	58,563
Lease liabilities	47,532	—	47,532
Derivative liabilities	—	2,309	2,309
Loans and borrowings	57,259	—	57,259

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2024
Marketable securities	7	4,036	—	—	4,036
Derivative assets		—	760	—	760
Other long term liability		591	—	45,519	46,110
Derivative liabilities	18(c), 19(e)	1,698	611	—	2,309

As at March 31, 2023
Derivative assets		—	7,114	135	7,249
Contingent consideration payable(1)		—	—	12,487	12,487
Other long term liability		409	—	47,638	48,047
Derivative liabilities	18(c), 19(e)	9,634	—	—	9,634
(1) The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

During the year ended March 31, 2024, certain marketable securities were reclassified from Level 2 to Level 1 hierarchy (Note 6(b)).
Other long term liability includes the put option arising from the acquisition of Bevo (Note 12). The put option is valued at using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2024, the present value of the amount payable on exercise of the put option was $45.5 million which is recorded in other long term liability in the consolidated statements of financial position. The change of $0.2 million is recorded in deficit in the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 29    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $38.8 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2024, $22.8 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 – $20.9 million).

As at March 31, 2024, two customers made up 10% or more of trade accounts receivable (March 31, 2023 – three customers).

As at March 31, 2024, the provision for estimated credit losses is $1.3 million (March 31, 2023 – $3.4 million). During the year ended March 31, 2024, the Company wrote off $2.1 million (March 31, 2023 – $5.0 million), and recognized an additional provision for estimated credit losses of nil (nine months ended March 31, 2023 – nil) recorded in the consolidated statements of loss and comprehensive loss.

The Company’s aging of trade receivables, net was as follows:

	March 31, 2024	March 31, 2023
	$	$
0 – 60 days	33,239	28,355
61+ days	7,303	6,661
	40,542	35,016

The Company’s undiscounted contractual cash flows from lease receivables is as follows:

		March 31, 2024
		$
Next 12 months		2,897
Over 1 year to 2 years		2,023
Over 2 years to 3 years		1,919
Over 3 years to 4 years		1,628
Over 4 years to 5 years		1,046
Thereafter		504
Total undiscounted lease payments receivable		10,017
Unearned finance income		(1,214)
Total lease receivable		8,803
Current	Note 4	(2,460)
Long-term		6,343

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2024	March 31, 2023
	$	$
Trade payables	20,325	21,942
Accrued liabilities	20,097	33,608
Payroll liabilities	15,496	12,610
Excise tax payable	2,107	2,611
Income and sales tax payable	1,940	161
Other payables	145	486
	60,110	71,418

In addition to the commitments outlined in Note 25, the Company has the following undiscounted contractual obligations as at March 31, 2024, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	58,563	58,563	—	—	—
Lease liabilities (2)	93,656	7,678	21,180	13,698	51,100
Loans and borrowings	57,259	52,361	4,898	—	—
Capital commitments(3)	3,217	3,217	—	—	—
	212,695	121,819	26,078	13,698	51,100
(1)Assumes the principal balance of the debentures outstanding at March 31, 2024 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$113.4 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650.0 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$225.3 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2022. Following the closing of the bought deal offering on October 3, 2023 and the expiration of warrants during the year approximately U.S.$396.4 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $61.4 million relating to its self-insurance policy, if necessary.

(c) Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended March 31, 2024 and nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Australian dollars and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Australian dollars and Euros; U.S.$0.4 million (March 31, 2023 – U.S.$7.1 million) of warrant derivative liabilities are exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at March 31, 2024, the effect of a 10% increase or decrease in Euros, Australian dollars, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $1.9 million (March 31, 2023 – $15.2 million) to net loss and $6.7 million (March 31, 2023 – $11.4 million) to consolidated statements of loss and comprehensive loss for the nine months ended March 31, 2023.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company is exposed to interest rate risk on the variable rate of interest on its term credit facilities which is based on the prime rate plus a margin. Otherwise, the Company’s other financial liabilities as at March 31, 2024, consisted of short term, non-interest bearing accounts and as a result are not impacted by changes in market interest rates.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 28, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of March 31, 2024, the Company would incur an associated increase or decrease in loss and comprehensive loss of approximately nil (March 31, 2023 – $2.5 million). Refer to Note 7 of the financial statements for details on the fair value of marketable securities and derivatives investments and Note 18(c) for details on the warrant derivative liabilities.

Note 30    Capital Management

As at March 31, 2024, the capital structure of the Company consists of $706.7 million (March 31, 2023 – $749.2 million) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 31    Subsequent Event

Subsequent to March 31, 2024, the Company made a formal decision to exit from its operations in Uruguay that is operated through its wholly-owned subsidiary ICC Labs Inc. (“ICC”). ICC has total net assets of $13.8 million as at March 31, 2024, primarily consisting of property, plant and equipment. During the year ended March 31, 2024, ICC incurred operating losses of approximately $2.0 million. The Company is still evaluating its options for disposal.